2740 avenue Pierre-Péladeau, suite 200

Laval (Québec), H7T 3B3

NOTICE OF

THE ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. (the “Company”) will be held at the Jacques Cartier Room of Best Western Hotel Châteauneuf Laval, 3655, Autoroute des Laurentides, Laval (Québec), H7L 3H7, on Friday, November 30th 2007 at 2:00 p.m., for the following purposes :

1.

To elect the Directors;

2.

To appoint KPMG LLP as Auditors of the Corporation and authorize the Directors to fix their remuneration;

3.

To receive the financial statements of the Company for the exercise ended May 31, 2007 and the Auditor report thereon;

4.

To consider, and, if deemed appropriate, to adopt a resolution whose text appears as an annex C of the management proxy circular, approving to extend the period during which the administrators must lay before the company a balance sheet made up to a date not preceding more than four (4) months before the annual meeting of the company, to six (6) months;

5.

To consider, and, if deemed appropriate, to adopt a resolution whose text appears as an annex D of the management proxy circular, approving By-law number C-4;

6.

To transact such matters as may properly be brought before the meeting.

Shareholders may exercise their rights by attending the Annual General and Special Meeting of Shareholders or by completing a form of proxy. Should you be unable to attend the Meeting in person, kindly complete, sign and return the enclosed proxy form to the transfer agent of the Company, namely Computershare Trust Company of Canada, in Montreal, in the envelope provided for that purpose, by the latest at 2:00 p.m., on Thursday, November 29th, 2007, in order to insure proper registration of your vote. Refer yourselves to the attached Management proxy circular for further information.

Laval (Québec), October 29th, 2007

By order of the Board of Directors,

The Chairman of the Board

(Signed)  Michel Timperio____________

Michel Timperio